Exhibit 99.23B

Dear Shareholder:

The Boise Cascade Corporation special meeting of shareholders will be held in the company's corporate headquarters building in Boise, Idaho, at 9 a.m., Mountain time, [                        ], 2003. Shareholders of record on [                        ], 2003, are entitled to vote by proxy, before or at the meeting.

Shareholders of record, including those holding shares in the Dividend Reinvestment Plan, may use the proxy card at the bottom of this page to designate proxies. As "named fiduciaries," participants in the Boise Cascade Corporation stock funds of the employee savings plans may also use this proxy card to instruct the plan trustee on how to vote. The trustee will vote any shares in the employee savings plans that are unvoted or unallocated in the same proportion as the shares voted by the participants.

Corporate Election Services, Inc., an independent tabulator, will receive and tabulate individual proxy/voting instruction cards.

Please indicate your voting preferences on the card, sign and date the card, and return it to the independent tabulator in the envelope provided. Your votes are confidential.

Thank you.

(fold and tear along perforation)

PROXY AND VOTING INSTRUCTION CARD THIS PROXY AND THESE INSTRUCTIONS ARE SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS	Boise Cascade Corporation Special Meeting of Shareholders [ ], 2003

The shareholder signing this card appoints George J. Harad, John W. Holleran, and Karen E. Gowland as proxies, each with the power to appoint a substitute. They are directed to vote (as indicated on the reverse side of this card) all the shareholder's Boise Cascade Corporation stock held on [                        ], 2003, at the company's special meeting to be held on [                        ], 2003, and at any adjournment of that meeting. They are also given discretionary authority to vote on any other matters that may properly be presented at the meeting. If the shareholder is a current or former company employee, this card also provides voting instructions to the Trustee for shares held in any Boise Cascade Corporation employee savings plans.

This proxy will be voted according to your instructions. If you sign and return the card but do not vote on these matters, then proposals 1 and 2 will receive FOR votes.

Signature of Shareholder	Date
Signature of Shareholder	Date
You must sign as your name appears in the account registration printed to the left.
Forward this card to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230

Printed on Boise's 65# card stock.

PROXY AND VOTING INSTRUCTION CARD The Board of Directors recommends a vote FOR proposals 1 and 2.	Boise Cascade Corporation Special Meeting of Shareholders [ ], 2003
1.
	Approve and adopt the agreement and plan of merger among Boise Cascade Corporation, Challis Corporation, and OfficeMax, Inc., including authorizing the issuance of shares of Boise Cascade Corporation common stock in the merger.	FOR ☐	AGAINST ☐	ABSTAIN ☐
2.	Approve and adopt an amendment to the 2003 Boise Incentive and Performance Plan to authorize 4,800,000 additional shares of Boise Cascade Corporation common stock for issuance under the plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐